Exhibit 99.1

Teliasonera Strengthens Its Position within Integrated Enterprise Services Through the Acquisition of Cygate

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 16, 2006—TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) has acquired 98.66 percent of the shares in Cygate, a leading supplier of secure and managed IP network solutions as well as system integration in the Nordic market. The acquisition underlines TeliaSonera's strategic direction to strengthen its position in the management of enterprises' total telecom and IT solutions in order to capture growth.

TeliaSonera, the leading telecommunications company in the Nordic and Baltic regions, has today reached an agreement with the main shareholder of Cygate AB, the Swedish investment company Bure Equity AB, to acquire 98.66 percent of the shares in Cygate AB for a cash consideration of SEK 567 million on a cash and debt free basis.

"This transaction strengthens our position as an integrator of our corporate customers' total telecom and IT solutions, a major future growth area for TeliaSonera," comments Anders Igel, President and CEO of TeliaSonera AB. He continues "This is an additional step to become the leading player within IT and IP integration and to secure long term growth in integrated enterprise services".

The transaction is a strategic acquisition which provides TeliaSonera with competence within sales, technical and project management within LAN and IP applications. Cygate provides solutions within networking, security, IP telephony and services within support, maintenance and IT management. Cygate, which has a strong brand recognition in the market, will operate as a separate business within TeliaSonera.

The acquisition will be subject to regulatory approval.

Brief description of the company Cygate

	2004	2005

Net sales (SEK million)	854	837
EBITDA (SEK million)	47	46
Number of employees (1)	240	241
(1) at end of period

Customer groups: Public 1/3, Service Providers 1/3 and Enterprises 1/3 Sales force in Stockholm, Malmo and Gothenburg in Sweden as well as in Helsinki, Joensuu, Tampere, Kouvola, and Oulu in Finland.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Corporate Press Office, (0)8-713 58 30